Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:       Premier Financial Bancorp, Inc.
File No. 333-160051
Registration Statement, Form S-4

Gentlemen:

We hereby request acceleration of the effective date of the above-captioned offering to July 13, 2009, or as soon thereafter as may be practicable.

For your information, there are no managing or principal underwriters with respect to this offering and all offers and sales will be made by the Registrant.  Further, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to this offering and understand that this written request for acceleration of the effective date of the offering will serve as confirmation of that fact.

This letter further acknowledges and confirms the Registrant’s understanding that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PREMIER FINANCIAL BANCORP, INC.

By:_/s/ Brien M. Chase__________________
Brien M. Chase, Senior Vice
                                        President and Chief Financial Officer